Mars Acquisition Corporation

May 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Stacie Gorman

Re:         Mars Acquisition Corp.

Draft Registration Statement on Form S-1 Submitted February 3, 2022

CIK No. 00001892922

Dear Ms. Gorman:

Mars Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 14, 2022 regarding its Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on February 3, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. The Registration Statement on Form S-1 (“S-1”) is being submitted to accompany this response letter.

Amended Draft Registration Statement on Form S-1

Cover Page

1.	We note your statement that your articles of association to be adopted will provide that you shall not undertake your initial business combination with any entity that uses or may use a variable interest entity (“VIE”) structure to conduct China-based operations. Please revise to include this representation in the prospectus itself.

Response: The Company has disclosed in the S-1 that they will not undertake a business combination in China, Hong Kong or Macau. Thus, the comments are moot and are not addressed.

2.	Please revise the cover page to disclose that the location of your sponsor and executives may make you a less attractive partner to a non-China-based target company, which may therefore limit the pool of acquisition candidates. Please also revise the Summary of Risk Factors on page 13 to address this, as well as the risk factor on page 36 that discusses risks arising from competition for attractive target businesses.

Response: The Company has disclosed that they will not undertake a business combination in China, Hong Kong or Macau. Thus, the comments are moot and are not addressed.

3.	We note your response to comment 1 and reissue in part. Please expand your disclosure describing the legal and operational risks associated with being based in or acquiring a company that does business in China to provide more detailed information to investors regarding these risks.

Response: The Company has disclosed that they will not undertake a business combination in China, Hong Kong or Macau. Thus, the comments are moot and are not addressed.

4.	We note your statement that cash transfers to and from your Cayman Islands holding company are subject to applicable Chinese laws and regulations. Please expand your cover page disclosure to describe the applicable laws and regulations and explain how your cash transfers are impacted.

Response: The Company has disclosed that they will not undertake a business combination in China, Hong Kong or Macau. Thus, the comments are moot and are not addressed.

Prospectus Summary
Transfer of Cash through the Post Combination Organization, page 12

5.	We note your disclosure referring to regulations relating to the conversion of Renminbi into foreign currencies and the remittance of such currencies out of China, as well as regulations relating to foreign exchange. Please expand to describe these regulations.

Response: The Company has disclosed that they will not undertake a business combination in China, Hong Kong or Macau. Thus, the comments are moot and are not addressed.

6.	We note your disclosure describing the risk to the post-combination company that if it or its future subsidiaries are unable to receive all of the revenues from operations in China, it may be unable to pay dividends on ordinary shares. Please expand this to discuss the risk relating to the ability of a post-combination company to use these revenues to support its operations.

Response: The Company has disclosed that they will not undertake a business combination in China, Hong Kong or Macau. Thus, the comments are moot and are not addressed.

Risks Relating to Acquiring and Operating Business in China, page 15

7.	We note your revisions to prior comment 6. Please revise to include cross-references to each specific risk factor discussion with respect to each of the risks noted in the bullet point list in this section, rather than generally referring readers to the risk factor section on page 66.

Response: The Company has disclosed that they will not undertake a business combination in China, Hong Kong or Macau. Thus, the comments are moot and are not addressed.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Karl Brenza
Karl Brenza
Chief Executive Officer

cc:	Fang Liu, Esq.
VCL Law LLP